EXHIBIT 99.1

MI Developments Inc. 455 Magna Drive, 2nd Floor Aurora, Ontario L4G 7A9

MI DEVELOPMENTS FILES YEAR END DISCLOSURE DOCUMENTS

March 19, 2012, Aurora, Ontario, Canada — MI Developments Inc. (“MID”) (TSX/NYSE: MIM) has filed its annual report for the year ended December 31, 2011 on Form 40-F with the United States Securities and Exchange Commission.

The Form 40-F, including the audited financial statements, included therein, is available at http://www.midevelopments.com. Hard copies of the audited financial statements are available free of charge on request by calling 1-905-713-6322 or writing to MID’s address at:

Investor Inquiries

455 Magna Drive, 2nd Floor

Aurora, Ontario

L4G 7A9

Canada

About MID

MID is a Canadian-based real estate company engaged primarily in the acquisition, development, construction, leasing, management and ownership of a predominantly industrial rental portfolio of properties in North America and Europe leased primarily to operating subsidiaries of Magna. For further information about MID, please visit www.midevelopments.com or call 905-713-6322.

Copies of financial data and other publicly filed documents are available through the internet on Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.

FOR FURTHER INFORMATION PLEASE CONTACT:

Thomas Heslip

Chief Executive Officer

T: 1-905-726-7639

ir@midevelopments.com

Michael Forsayeth

Chief Financial Officer

T: 1-905-726-7600

ir@midevelopments.com